Filed by: Dorchester Minerals, L.P.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                          of the Securities Exchange Act of 1934
                                                   Commission File No. 333-88282
                                      Subject Company: Dorchester Minerals, L.P.

     The following is a proposed amendment letter delivered by the general partners of Republic Royalty Company to the Republic ORRI owners on January 21, 2003 relating to proposed amendments to certain combination documents. The proposed amendment letter is not final and is subject to further discussons with the Republic ORRI Owners.


                                January ___, 2003


To the Republic ORRI Owners and the
Limited Partners of Dorchester Hugoton, Ltd.
and Spinnaker Royalty Company, L.P.

     In connection with the proposed combination of the business and properties of Dorchester Hugoton, Ltd. ("DHL"), Republic Royalty Company ("RRC"), and Spinnaker Royalty Company, L.P. ("SRC") into Dorchester Minerals, L.P. (the "Partnership") pursuant to that certain Combination Agreement, dated December 13, 2001, as amended (the "Combination Agreement"), among DHL, RRC, SRC, the Partnership, Dorchester Minerals Management LP (the "General Partner"),
Dorchester Minerals Management GP LLC (the "Management GP") and Dorchester Minerals Operating LP, and the Contribution Agreement, dated December 13, 2001 (the "Contribution Agreement"), the undersigned hereby agree to the following matters. Capitalized terms used herein but not otherwise defined shall have the meanings attributed to them in the applicable document in which context they are used.

Amended and Restated Partnership Agreement

     The Combination Agreement is amended to provide that the Amended and Restated Agreement of Limited Partnership of the Partnership, the form of which is attached as Exhibit 1.2 to the Combination Agreement (the "Partnership Agreement"), is amended to provide for the following:

     The General Partner shall be under a fiduciary duty and obligation to conduct the affairs of the Partnership in a manner that it reasonably believes to be in, or not inconsistent with, the best interests of the Partnership and the Limited Partners. The foregoing statement is intended to modify Section 7.9(b) of the Partnership Agreement as to the General Partner and its Affiliates other than the members of the Advisory Committee and non-manager officers of Affiliates of the General Partner.

     Notwithstanding any provision to the contrary in the Partnership Agreement (including Sections 7.5, 7.6 and 7.9), whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership

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     or any of its  Partners,  on the other,  the General  Partner in connection with its resolution of such conflict is required to seek Special Approval of such resolution. Further, the General Partner shall not be entitled to use its "sole discretion" (as defined in the Partnership Agreement) in determining whether a potential conflict of interest exists.

     Notwithstanding any provision to the contrary in the Partnership Agreement (including Section 7.1(a)(i)), to the extent necessary to avoid unrelated business taxable income, the General Partner is prohibited from incurring indebtedness (i) in excess of $50,000 or (ii) which would constitute
     "acquisition indebtedness" (as defined in Section 514 of the Internal Revenue Code of 1986, as amended).

     Notwithstanding any provision to the contrary in the Partnership Agreement (including Section 7.1(a)(xiii)), to the extent necessary to avoid unrelated business taxable income, the General Partner shall not cause the Partnership to acquire working interests or cost bearing interests in any oil and gas leases or similar assets. In the event that any of the assets of the Partnership become working interests or cost bearing interests, the General Partner shall cause such assets to be assigned to the Operating Subsidiary in accordance with the Royalty/NPI Agreement.

     The definition of "Available Cash" is amended to (i) delete the phrase "in the reasonable discretion of the General Partner" and (ii) provide that cash reserves for acquisitions may only be excluded from the calculation of Available Cash to the extent such acquisitions are the subject of a binding agreement or a non-binding letter of intent. Further, Section 7.9(b) is amended to delete the next to last sentence.

     Notwithstanding any provision to the contrary in the Partnership Agreement (including Sections 5.7 and 7.3(c)), in the event that the Partnership acquires properties for a combination of cash and Partnership Interests,
     (i) the cash component of the acquisition consideration shall be equal to or less than 5% of the aggregate cash distributions made by the Partnership for the four most recent Quarters and (ii) the amount of Partnership Interests, after giving effect to such issuance, shall not exceed 10% of the outstanding Limited Partnership Interests.

     Notwithstanding any provision to the contrary in the Partnership Agreement (including Section 5.6(a)), the Partnership is prohibited from issuing any Partnership Securities, and any options, rights, warrants, and appreciation rights relating to Partnership Securities, having greater rights or powers than the common units of the Partnership, unless such issuance is approved by a Unit Majority.

     Notwithstanding anything to the contrary in Article XIII of the Partnership Agreement, the Partnership shall, beginning in 2004, hold an annual meeting of limited partners of the Partnership. In connection with the annual meeting, (i) the members of the Advisory Committee will be elected by a plurality of the votes of the Outstanding Limited Partnership Interests present at the meeting in person or by proxy and entitled to vote in the election and (ii) such other business will be transacted as is properly brought before the meeting. Members of Management GP who in the original form of Limited Liability Company Agreement of Management GP, attached as Exhibit A to the Contribution

     Agreement (the "Management GP Agreement"), had the right to appoint persons to serve as members of the Advisory Committee (i) shall have the right to appoint persons to serve as members of the Advisory Committee until the Partnership's 2004 annual meeting of limited partners and (ii) beginning with the 2004 annual meeting of limited partners, shall have the right to cause the General Partner to nominate persons for election as members of the Advisory Committee in accordance with the Management GP Agreement. In addition, limited partners may nominate additional persons for election as a member of the Advisory Committee in accordance with the procedures as set forth in Exhibit A attached hereto. The Partnership Agreement is amended to include the provisions contained in Exhibit A.

     The definition of "Outstanding" is amended to mean "with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination."

     Notwithstanding anything to the contrary in newly renumbered Section 13.5, special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed, provided that the Limited Partners shall only be entitled to call one special meeting every 12 months. Section 13.5, as newly renumbered, is amended to include the provisions contained in Exhibit A.

     Section 7.12(b) is amended to provide that the General Partner or its Affiliates have the right to "piggyback" on a registration requested by a holder, other than the General Partner and its Affiliates, of demand registration rights, provided that the party exercising the demand registration may, at any time, abandon or delay any such registration initiated by it.

Transfer Restriction Agreement

     The Contribution Agreement is amended to provide that Article IV of the Transfer Restriction Agreement, the form of which is attached as Exhibit C to the Contribution Agreement, is amended to provide that permitted sales to third parties, subject to a right of first refusal, may not be made prior to December 31, 2010.

Lock-Up Agreement of William Casey McManemin

     The Combination Agreement is amended to provide that as a condition to the obligation of the parties to the Combination Agreement to consummate the combination, the Partnership and William Casey McManemin will enter into a lock-up agreement that prohibits the Disposition of any of the Securities, owned at the time of execution of the lock-up agreement by Mr. McManemin directly or with respect to which Mr. McManemin has an economic interest ("Covered Securities") until the second anniversary of the closing of the combination. The lock-up agreement shall expire as to 25% of the initial amount of the Covered Securities upon each of the second, third and fourth anniversaries of the closing of the combination, such that following the fourth anniversary of the closing of the combination, Mr. McManemin is permitted to sell up to 75% of the initial amount of the Covered Securities, which restriction shall continue until such time as Mr. McManemin ceases to be a manager of Management GP. In no event shall the lock-up agreement cover securities which Mr. McManemin beneficially owns, or is deemed to beneficially own, but in which he does not have an economic interest. The prohibition on a Disposition of Covered Securities will be subject to exceptions for bona fide gifts, family transfers, and transfers with the consent of the Advisory Committee.

Operating Subsidiary Limited Partnership Agreement

     The Agreement of Limited Partnership of the Operating Subsidiary, dated December 12, 2001, is amended to provide that the Partnership may not sell or transfer any working interests owned by it and which underlie the overriding royalty interests in such properties held by the Partnership (the "Operating ORRIs"), unless the related Operating ORRIs are sold or transferred simultaneously at corresponding prices.

Amended and Restated LLC Agreement of Management GP

     The Contribution Agreement is amended to provide that Section 8.2 of the Management GP Agreement is amended to provide that the Appointment Rights shall consist of (i) the right to appoint persons to serve as members of the Advisory Committee until the Partnership's 2004 annual meeting of limited partners and
(ii) beginning with the 2004 annual meeting of limited partners, the right to cause the General Partner to nominate persons for election as members of the Advisory Committee in accordance with the Management GP Agreement and that such nominees will be elected by the limited partners of the Partnership in accordance with the Partnership Agreement of the Partnership.

Business Opportunities Agreement

     Section 3 of the Business Opportunities Agreement, dated December 13, 2001, is amended to provide that (i) "Oil and Gas Interests" shall mean oil and gas interests, including but not limited to, (a) oil and gas net profits interests,
(b) royalty interests and other mineral interests and (c) to the extent such interests are within the geographic boundaries of any lease, tract, unit or parcel of land then owned by the Partnership or in which the Partnership at that time has an interest, working interests or other cost bearing interests; (ii) the threshold purchase price of a Qualifying Acquisition Opportunity shall be greater than three percent (3%) of the Market Capitalization of the Partnership;
(iii) beginning on the date of the Partnership's 2004 annual meeting of limited partners, a Manager of Management GP that is also an Affiliate or employee of
(a) the GP Parties or any Subsidiary thereof or (b) any Officer or any Subsidiary thereof shall also be subject to the obligations provided in Section 3 and such obligations on such Manager will apply to all opportunities without regard to the amount of the purchase price and (iv) that the Notifying Party must provide written notice to the Partnership at least 21 days prior to the consummation of the transactions contemplated by the Purchase Agreement.

Indemnity Agreement

     The Combination Agreement is amended to delete Section 11.18, which would have required that the Partnership and an affiliate of Republic Royalty Company, LP enter into an indemnity agreement in connection with certain litigation.

Registration Rights Agreement

     The proposed Registration Rights Agreement among the Partnership and the Republic ORRI owners (the "Registration Rights Agreement") is amended to provide for the following (the specific provisions of the Registration Rights Agreement being amended are shown in parentheses below):

     "Best Efforts" is defined as "a Person's reasonable best efforts without the incurrence of unreasonable expense" (Section 1).

     The Partnership will bear all expenses arising from a registration of securities pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions (Section 4).

     The holders of Registrable Securities are entitled to 3 demand and unlimited piggyback registrations, but will not be entitled to a Form S-3 shelf registration (Section 2).

     The holders of Registrable Securities are entitled to "piggyback" (i) on a registration by the Partnership for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan) and (ii) on a registration requested by the General Partner and its Affiliates pursuant to demand registration rights, provided that the party exercising the demand registration may, at any time, abandon or delay any such registration initiated by it. If the proposed offering upon which the holders of Registrable Securities exercise their piggyback rights shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holders electing to exercise piggyback rights in writing that in their opinion the inclusion of all or some of such Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by such Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering.

     The Partnership will cause a demand registration to remain effective for 180 days, unless all securities covered by such registration have been sold (Section 2.1(a)(ii).

     The Partnership may postpone a demand registration 90 days if such postponement is in the best interests of the Partnership and its partners due a pending transaction, investigation or event (Section 2).

     In the event a demand registration involves an underwritten offering, the underwriter(s) shall be selected by the Holders and reasonably acceptable to the Partnership (Section 2.1(d)).

     Registration rights will not terminate until the later of (i) December 31, 2010, (ii) 2 years following the withdrawal of the General Partner as the general partner of the Partnership or (iii) the termination of registration rights granted to the General Partner and its affiliates (Section 2.3).

     The Partnership represents and covenants that any registration statement covering sales by a Holder pursuant to the Registration Rights Agreement will not contain material misstatements or omissions.

     The obligation of the Partnership to amend or supplement a prospectus to keep a registration statement available for use may be suspended for up to 30 consecutive and 60 non-consecutive days if the amendment or supplement would require the disclosure of information that the Partnership has a bona fide business purpose for keeping confidential (Section 3(b)).

     The Holders will agree to market-standoff for a period of 180 days from the date of request to standoff (Section 5(a)).

     Holders will not be required to indemnify, provide contribution to, the Partnership for losses arising from the registration of securities pursuant to the Registration Rights Agreement (Section 6(b) and Section 6(d)).

     Each Holder represents and covenants that any information provided by such Holder with respect to a registration pursuant to the Registration Rights Agreement will not contain material misstatements or omissions (Section 6(b)).

     Each Holder may assign or subdivide its rights pursuant to the Registration Rights Agreement directly to no more than 2 Persons without prior written consent of the Partnership (Section 8).

     The Partnership agrees to enter into customary underwriting agreements, cooperate in any due diligence conducted by underwriters, and deliver or cause to be delivered to the Holders and the underwriters, if any, any certificates, opinions or comfort letters customarily required.

     The Partnership agrees to facilitate the delivery of the Registrable Securities upon any sale by a Holder pursuant to the Registration Rights Agreement.

     The undersigned parties agree that the foregoing will be effective for all purposes under the Combination Agreement and the agreements contemplated by it. The undersigned parties shall amend and restate the documents referred to above that have previously been executed and will revise such documents that are to be executed at closing, each in a manner consistent with the foregoing, and shall execute such documents as amended and restated or revised, as applicable, at the closing of the combination transaction.


                    [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

     Each of the undersigned parties has caused this letter to be executed on its behalf by its representative thereunto duly authorized, all as of the date first above written.


                                DORCHESTER HUGOTON, LTD.

                                By: P.A. Peak, Inc., General Partner

                                    By:____________________________

                                By: James E. Raley, Inc., General Partner

                                    By:____________________________



                                REPUBLIC ROYALTY COMPANY

                                By: SAM Partners, Ltd., General Partner

                                     By: SAM Partners, Inc., General Partner

                                         By:_______________________


                                By: Vaughn Petroleum, Ltd., General Partner

                                    By: VPL(GP), LLC, General Partner

                                        By:________________________



                                SPINNAKER ROYALTY COMPANY, L.P.

                                By: Smith Allen Oil & Gas, Inc., General Partner

                                    By:____________________________

                                DORCHESTER MINERALS, L.P.

                                By: Dorchester Minerals Management LP,
                                    General Partner

                                    By: Dorchester Minerals Management GP LLC,
                                        General Partner

                                        By:________________________



                                DORCHESTER MINERALS MANAGEMENT LP

                                By: Dorchester Minerals Management GP LLC,
                                    General Partner

                                    By:____________________________



                                DORCHESTER MINERALS MANAGEMENT GP LLC

                                By:________________________________



                                DORCHESTER MINERALS OPERATING LP

                                By: Dorchester Minerals Operating GP LLC,
                                    General Partner

                                     By:___________________________



                                DORCHESTER MINERALS OPERATING GP LLC

                                By:________________________________



                                P.A. PEAK, INC.

                                By:________________________________



                                JAMES E. RALEY, INC.

                                By:________________________________



                                SAM PARTNERS, LTD.

                                By: SAM Partners, Inc., General Partner

                                    By:____________________________



                                VAUGHN PETROLEUM, LTD.

                                By: VPL(GP), LLC, General Partner

                                    By:____________________________



                                SMITH ALLEN OIL & GAS, INC.

                                By:________________________________



                                ___________________________________
                                William Casey McManemin



                                ___________________________________
                                H.C. Allen, Jr.



                                ___________________________________
                                James E. Raley

                                    EXHIBIT A

     The following shall be inserted as a new Section 13.4 of the Partnership Agreement and the subsequent sections shall be renumbered.

SECTION 13.4.     Annual Meetings.

     (a) Beginning in 2004, an annual meeting of Limited Partners shall be held for the election of the members of the Advisory Committee, on the first Wednesday of May if not a legal holiday, and if a legal holiday then on the next business day following, at 10:00 a.m., or at such date and time as may be designated by resolution of the Board of Managers from time to time and stated in the notice of the meeting, at which the Limited Partners shall by a plurality elect the members of the Advisory Committee and to transact such other business as is properly brought before the meeting in accordance with this Agreement. Annual meetings of Limited Partners shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Managers and stated in the notice of the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each Limited Partner entitled to vote at such meeting not less than ten
(10) nor more than sixty (60) days before the date of the meeting.

     (b) To be properly brought before an annual meeting, business must be either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Managers, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Managers, or (iii) otherwise (A) be properly requested to be brought before the meeting by a Limited Partner of record entitled to vote in the election of the members of the Advisory Committee generally and (B) constitute a proper subject to be brought before the meeting. In order for business (other than the election of the members of the Advisory Committee) to be properly brought before the annual meeting of Limited Partners by a Limited Partner, the business must be legally proper, and written notice of such Limited Partner's intent to bring such matter before the annual meeting of Limited Partners must be delivered, either by personal delivery or by United States mail, postage prepaid, to the General Partner of the Partnership. Such notice must be received by the General Partner not later than 60 days in advance of such meeting if such meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of such meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting. A Limited Partner's notice to the General Partner shall set forth as to each matter the Limited Partner proposes to bring before the annual meeting of Limited Partners: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting,
(ii) the name and address, as they appear on the Partnership's books, of the Limited Partner proposing such business, (iii) the class and number of Limited Partnership Interests of the Partnership which are owned by such Limited Partner and (iv) any material interest of the Limited Partner in such business. No business brought by a Limited Partner shall be conducted at the annual meeting of Limited Partners except in accordance with the procedures set forth in this
Section  13.4(b).  The filing of a Limited  Partner  notice as  required by this
Section 13.4(b) shall not, in and of itself, constitute the bringing of the business described therein before the annual meeting. The chairman of the meeting shall, if the facts warrant, determine that (1) the business proposed to be brought before the meeting is not a proper subject therefor and/or (2) such business was not properly brought before the meeting in accordance with the provisions hereof, and if he should so determine, he shall declare to the meeting that (1) the business proposed to be brought before the meeting is not a proper subject thereof and/or (2) such business was not properly brought before the meeting and shall not be transacted.

     (c) Nominations for the election of the members of the Advisory Committee shall be made by the General Partner and may be made by any Limited Partner entitled to vote for the election of the members of the Advisory Committee. Any Limited Partner entitled to vote for the election of the members of the Advisory Committee at a meeting (i.e., any Limited Partner of record) may nominate persons for election as a member of the Advisory Committee only if written notice of such Limited Partner's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the General Partner of the Partnership not later 90 days in advance of such meeting. Each such notice shall set forth: (1) the name and address of the Limited Partner who intends to make the nomination of the person or persons to be nominated; (2) the name of the person or persons to be nominated; (3) a representation that the Limited Partner is a holder of record of Limited Partnership Interests of the Partnership entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (4) a description of all arrangements or understandings between the Limited Partner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Limited Partner; (5) such other information regarding each nominee proposed by such Limited Partner as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the General Partner; and (6) the written consent of each nominee to serve as a member of the Advisory Committee if so elected. The filing of a Limited Partner notice as required by this Section 13.4(c) shall not, in and of itself, constitute the making of the nomination(s) described therein. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

     (d) Newly created memberships on the Advisory Committee resulting from any increase in the authorized number of members of the Advisory Committee may be filled by the General Partner in accordance with the limited liability company agreement of its general partner. In the event of a vacancy on the Advisory Committee, the member of the general partner of the General Partner that held the appointment or nomination right, as applicable, with respect to such vacating member shall have the right, pursuant to the limited liability company agreement of the general partner of the General Partner, to nominate, and cause the General Partner to appoint, a replacement member of the Advisory Committee. A member of the Advisory Committee appointed to fill a newly created membership or a vacancy in accordance with the foregoing shall serve until the next annual meeting of limited partners.

     (e) In addition to any other applicable requirements, for a Limited Partner proposal to be considered for inclusion in the Partnership's proxy statement for the annual meeting, the Limited Partner must have satisfied all of the conditions set forth in Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule thereto (the "Proxy Rules"), including particularly the requirement that the Limited Partner give timely written notice of the proposal to the Partnership.

The following shall be inserted into Section 13.10, as renumbered.

     Members of the Advisory Committee shall be elected by a plurality of the votes of the Outstanding Limited Interests present in person or by proxy at the meeting and entitled to vote on the election of the members of the Advisory Committee.

The following shall be inserted into Section 13.5, as renumbered.

     A Limited Partner's request to the General Partner shall set forth as to each matter the Limited Partner proposes to bring before the special meeting of Limited Partners: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting,
(ii) the name and address, as they appear on the Partnership's books, of the Limited Partner proposing such business, (iii) the class and number of Limited Partnership Interests of the Partnership which are owned by such Limited Partner and (iv) any material interest of the Limited Partner in such business. No business brought by a Limited Partner shall be conducted at the annual meeting of Limited Partners except in accordance with the procedures set forth in this
Section 13.5. Notwithstanding anything to the contrary, the Limited Partners shall only be entitled to call one special meeting every twelve (12) months.

The following shall be inserted into Section 13.11, as renumbered.

     Notwithstanding anything in this Agreement to the contrary, no business shall be conducted at a meeting except in accordance with the procedures and conditions set forth in this Article XIII, and the Proxy Rules; provided, however, that nothing in this Article XIII or the Proxy Rules shall be deemed to preclude discussion of any business properly brought before a meeting. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article XIII, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.


     THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL PARTNERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT, AND SUPPLEMENTS THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH PARTNER REQUESTING SUCH PARTNER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WERE MAILED TO PARTNERS ON OCTOBER 31, 2002 AND SUPPLEMENT NO. 1 WAS MAILED DECEMBER 13, 2002 AND ARE AVAILABLE FROM DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ON REQUEST. THE PROSPECTUS/PROXY STATEMENT, SUPPLEMENTS THERETO AND RELATED SOLICITATION/RECOMMENDATIONS ARE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton, Republic and Spinnaker and their respective General Partners, directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton, Republic and Spinnaker in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT AND SUPPLEMENTS THERETO RELATING TO THE TRANSACTION.